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                                                                    Exhibit 99.3

                                 HOLLINGER INC.
          HOLLINGER INC. ANNOUNCES EXTENSION OF ISSUER BID EXPIRY DATE

     Toronto, Canada, May 27, 2003 -- Hollinger Inc. ("Hollinger") (TSX: HLG.C; HLG.PR.B; HLG.PR.C) announced today that it intends to extend the date of its offer to exchange its Series III Preference Shares for Series IV Preference Shares on a share-for-share basis. The offer remains conditional upon acceptance by holders of at least 5,000,000 of the outstanding Series III Preference Shares.

     On April 21, 2003, Hollinger made the offer to holders of its Series III Preference Shares to enable such holders to increase their dividend yield immediately and extend the term of their investment at the 8% dividend rate for a further four years. The terms of the new Series IV Preference Shares will provide for redemption on April 30, 2008 at $10.00 cash per share (plus dividends) and an annual cumulative dividend, payable quarterly, of $0.80 per share (or 8%) during the five year term. Holders will have the right at any time to retract Series IV Preference Shares for a retraction price payable in cash which, during the first four years will be calculated using 95% of prices for Government of Canada Bonds having a comparable yield and term, and during the fifth year will be $9.50 per share (plus unpaid dividends in each case).

     This press release does not constitute an offer to sell or a solicitation of an offer to buy shares of Hollinger Inc. in any jurisdiction in which such offer would be unlawful. Shares of Hollinger Inc. will be offered only through the circular.

     Hollinger's principal asset is its approximately 72.7% voting and 30.3% equity interest in Hollinger International Inc. (NYSE:HLR). Hollinger International is a global newspaper publisher with English-language newspapers in the United States, Great Britain, and Israel. Its assets include The Daily Telegraph, The Sunday Telegraph and The Spectator and Apollo magazines in Great Britain, the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.


For further information please call:

J. A. Boultbee                             Peter Y. Atkinson
Executive Vice-President                   Executive Vice-President
Hollinger Inc.                             Hollinger Inc.
(416) 363-8721                             (416) 363-8721